Filed by Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934

Subject Company: Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371

This filing relates to the proposed merger of Griffin-American Healthcare REIT II, Inc., a Maryland corporation (“GAHR II”), and NorthStar Realty Finance Corp., a Maryland corporation (“NorthStar”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 5, 2014, by and among GAHR II, Griffin-American Healthcare REIT II Holdings, LP, a Delaware limited partnership (“GAHR II Operating Partnership”), NorthStar, NRF Healthcare Subsidiary, LLC, a Delaware limited liability company (“NorthStar Merger Sub”), and NRF OP Healthcare Subsidiary, LLC, a Delaware limited liability company ( “NorthStar Partnership Merger Sub”).

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

RESPONSE REQUESTED
November 14, 2014
Dear Stockholder:

We would like to remind you of the upcoming 2014 Special Meeting of Stockholders (the “Special Meeting”) of Griffin-American Healthcare REIT II, Inc. (the “Company”), scheduled for 10:00 a.m., local time on Friday, November 28, 2014 at the Island Hotel Newport Beach, 690 Newport Center Drive, Newport Beach, CA 92660.

We recently mailed you a proxy statement and proxy card to obtain your vote on two proposals (the “Proposals”). According to our latest records, we have not received your proxy vote for the Proposals. Your vote is important, no matter how many shares you own.  The Special Meeting cannot be held unless stockholders holding at least a majority of our shares either attend the meeting or vote by proxy. The Board of Directors has unanimously approved the Proposals and recommends that you vote in favor of all of the Proposals.

Voting is quick and easy. We encourage you to vote now using one of these options:

1.	Vote by Touch-Tone Phone at 1-800-830-3542
Please call the toll-free number printed above and follow the recorded instructions. The service is available 7 days a week, 24 hours a day. Please note that for telephone voting you will need your control number, which is located on the enclosed proxy card.

2.	Vote by Internet
Please visit www.2voteproxy.com/hcreit2 and follow the online instructions. Please note that for internet voting you will need your control number, which is located on the enclosed proxy card.

3.	Vote by Mail
Please mail your signed proxy card(s) in the enclosed postage-paid envelope.

If you have already voted, thank you for your response. If you have any further questions related to the Proposals, or would like to request another copy of the proxy materials please contact our proxy solicitor, Boston Financial Data Services at 1-855-844-8650. We encourage all stockholders to please read the full proxy statement.

We appreciate your continued interest and support of the Company and encourage you to vote today.

Sincerely,

Griffin-American Healthcare REIT II, Inc.

Additional Information and Where You Can Find It
On October 29, 2014, GAHR II filed a proxy statement/prospectus in connection with the merger. Investors and GAHR II’s stockholders are urged to read carefully the proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors and stockholders may obtain free copies of these documents and other documents filed by GAHR II with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GAHR II by going to GAHR II’s corporate website at www.HealthcareREIT2.com or by sending a written request to GAHR II at 18191 Von Karman Avenue, Suite 300, Irvine, California, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the Merger.

GAHR II and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from stockholders of GAHR II in favor of the proposed merger. A description of any interests that GAHR II’s officers and directors have in the merger is available in the proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by going to GAHR II’s corporate website at www.HealthcareREIT2.com.